Filed by Covista Communications, Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                 Subject Company: Capsule Communications, Inc.
                                                  Commission File No.: 0-30555


FORWARD-LOOKING STATEMENTS

Some of the statements in this document are "forward-looking statements" and are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Companies' plans, objectives, expectations and intentions, involve risks and uncertainties, and may not be indicative of future results. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate the combined company; the ability to successfully develop and bring new services tomarket; and other risks discussed in the SEC filings of the respective companies, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov. A reader of this document should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. Neither Covista nor Capsule assumes the obligation to update any forward-looking statement, except as is required by applicable law.

Other Legal Information

Covista plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and each of Covista and Capsule expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when such documents are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Covista, Capsule, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein also can be obtained, without charge, by directing a request to Covista Communications, Inc., 150 Clove Road, Little Falls, NJ 07424, Attention: Thomas P. Gunning (973-812-1100), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020, Attention: David B. Hurwitz (215-244-3433).

Capsule, its directors, executive officers and certain members of management and employees may be soliciting proxies from Capsule's shareholders in favor of the adoption of the merger agreement. A description of any interests that Capsule's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

Covista, its directors, executive officers and certain members of management and employees may be soliciting proxies from Covista's shareholders in favor of the issuance of Covista shares in connection with the merger. A description of any interests that Covista's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

The communication filed herewith is a September 14, 2001 press release of Covista announcing that Covista's New York City switching facility has been disabled following the World Trade Center disaster.

                              NEWS RELEASE

                         FOR IMMEDIATE RELEASE

     Covista Communications, Inc. Reports New York City Switching Facility
              Disabled Following World Trade Center Disaster

LITTLE FALLS, N.J.   September 14, 2001   Covista Communications, Inc.
(NASDAQ: CVST) has reported that its New York City switching facility and certain of the Company's network capabilities have been temporarily disabled as a result of the facility's proximity to the World Trade Center. Local police and fire officials have sealed off all access to the facility. All electric power to the surrounding area has been cut off, and emergency power generation was knocked out when the Trade Center towers collapsed. Emergency expansion of the Company's other facilities is under way to expedite restoration of Covista service.

John Leach, Covista's President and CEO, said, "While we continue to absorb the enormity of the human tragedy, we also must cope with circumstances that uniquely affect the telecommunications industry. Covista will continue to operate and to provide service through this crisis, using our own alternate switch sites and other network facilities. Restoration of interrupted service will be accomplished as quickly and seamlessly as possible." Mr. Leach concluded, "Tuesday's disastrous events shocked and deeply saddened all of us at Covista. Our sincerest sympathies are with all the victims of this terrible tragedy."

ABOUT COVISTA:

Covista is a facilities-based long distance telecommunications, Internet and data services provider with a substantial customer base in both the commercial and wholesale market segments. Its products and services include a broad range of voice, data and Internet solutions, including long distance and toll-free services, calling card, frame relay, Internet access, VPN, directory assistance and teleconferencing services. The wholesale division provides domestic and international termination services to carriers worldwide at competitive rates. Covista currently owns and operates switches in New York City and Newark, New Jersey, and previously has announced plans to expand to additional switch sites in Los Angeles, Chicago, Dallas and Chattanooga, as well as to open a 200-seat call center in Chattanooga. An additional switch site in the Philadelphia area is expected to be added when the previously-announced acquisition of Capsule Communications is completed. The Company previously announced that it has acquired access to nation-wide network facilities comprising 2,822,400,000 DS-0 channel miles of telecommunications capacity. Covista operates a Network Operations Center in Northern New Jersey to monitor its switched network and to coordinate its various services. Covista processes approximately 95% of all its call volume through its own facilities. For information on becoming a Covista customer, please telephone
(888) 426-8478 or visit the Company's website at www.covista.com.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS:

This press release contains historical and forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that forward-looking statements such as statements of the Company's plans, objectives, expectations and intentions involve risks and uncertainties. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate acquired companies; the ability to successfully develop and bring new services to market; and other risks discussed in the company's SEC filings, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov.

Readers of this release should understand that it is not possible to predict or identify all such risk factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. Covista does not assume the obligation to update any forward-looking statement, except as is required by applicable law.

Contact:
Covista Communications, Inc.
Tom Gunning
(973) 812-1100
tgunning@covista.com